UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Raptor Networks Technology, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75382A107

(CUSIP Number)

June 22, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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13G

CUSIP No. 75382A107	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Raptor Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,646,922[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,646,922[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

[1]

Includes (i) 947,810 shares of Common Stock held by Raptor Acquisition, LLC, (ii) notes issued by the Issuer (“Notes”) convertible into 20,603,193 shares of Common Stock and (iii) warrants issued by the Issuer (“Warrants”) exercisable for 69,347,031 shares of Common Stock (all Notes and Warrants described above shall collectively be referred to herein as the “Convertible Securities”). However, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Convertible Securities are convertible or exercisable, as applicable, are limited pursuant to the terms of the Convertible Securities to that number of shares of Common Stock which would result in Raptor Acquisition, LLC having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock.

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13G

CUSIP No. 75382A107	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS California Capital Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,646,922[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,646,922[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

[1]

Includes (i) 947,810 shares of Common Stock held by Raptor Acquisition, LLC, (ii) notes issued by the Issuer (“Notes”) convertible into 20,603,193 shares of Common Stock and (iii) warrants issued by the Issuer (“Warrants”) exercisable for 69,347,031 shares of Common Stock (all Notes and Warrants described above shall collectively be referred to herein as the “Convertible Securities”). However, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Convertible Securities are convertible or exercisable, as applicable, are limited pursuant to the terms of the Convertible Securities to that number of shares of Common Stock which would result in Raptor Acquisition, LLC having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock.

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13G

CUSIP No. 75382A107	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,646,922[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,646,922[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

Includes (i) 947,810 shares of Common Stock held by Raptor Acquisition, LLC, (ii) notes issued by the Issuer (“Notes”) convertible into 20,603,193 shares of Common Stock and (iii) warrants issued by the Issuer (“Warrants”) exercisable for 69,347,031 shares of Common Stock (all Notes and Warrants described above shall collectively be referred to herein as the “Convertible Securities”). However, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Convertible Securities are convertible or exercisable, as applicable, are limited pursuant to the terms of the Convertible Securities to that number of shares of Common Stock which would result in Raptor Acquisition, LLC having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock.

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Item 1(a)	Name of Issuer:

Raptor Networks, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1508 S. Grand Avenue, Santa Ana, CA

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons: Raptor Acquisition, LLC (“RA LLC”), California Capital Equity, LLC and Patrick Soon-Shiong (each, a “Reporting Person” and collectively, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of all securities except to the extent of such Reporting Person’s pecuniary interest therein, other than those reported herein as being owned of record by such Reporting Person.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 30, 2011, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 11755 Wilshire Blvd., Suite 2000, Los Angeles, CA 90025.

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP No.:

75382A107

Item 3	If this statement is filed pursuant to §§ 240 13d-1(b), or 240 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

(a) Due to the Ownership Limitation (as defined below), each of the Reporting Persons may be deemed the beneficial owner of 9,646,922 shares of Common Stock through securities held by RA LLC.

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Notwithstanding the above, RA LLC owns (i) 947,810 shares of Common Stock, (ii) notes issued by the Issuer (“Notes”) convertible into 20,603,193 shares of Common Stock and (iii) warrants issued by the Issuer (“Warrants”) exercisable for 69,347,031 shares of Common Stock (all Notes and Warrants described above shall collectively be referred to herein as the “Convertible Securities”).

However, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the Convertible Securities are convertible or exercisable, as applicable, are limited pursuant to the terms of the Convertible Securities to that number of shares of Common Stock which would result in RA LLC having aggregate beneficial ownership of 9.99% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”). The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any conversion or exercise of the Convertible Securities if such conversion or exercise would cause RA LLC’s aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).

(b) Percent of Class

The calculations in this Schedule 13G are based on the 88,080,979 shares of Common Stock outstanding as of February 24, 2011 as reported in the Issuer’s Form 10-K for the period ending December 31, 2010 filed on March 15, 2011. Therefore, based on the Company’s outstanding shares of Common Stock, the Convertible Securities and subject to the Ownership Limitation, each of the Reporting Persons may be deemed to beneficially own 9.99% of the outstanding shares of Common Stock of the Company through the securities held by RA LLC.

(c) Number of shares as to which such person has

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 9,646,922

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 9,646,922

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

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Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: June 30, 2011

RAPTOR ACQUISITION, LLC

By:	CALIFORNIA CAPITAL EQUITY, LLC
Its:	Member and Manager

By:	/s/ Chuck Kenworthy
Chuck Kenworthy, Authorized Agent

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Patrick Soon-Shiong
Patrick Soon-Shiong, Sole Member

/s/ Patrick Soon-Shiong
Patrick Soon-Shiong

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Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is, and any amendments thereto executed by each of us shall be, filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 30th day of June, 2011.

RAPTOR ACQUISITION, LLC

By:	CALIFORNIA CAPITAL EQUITY, LLC
Its:	Member and Manager

By:	/s/ Chuck Kenworthy
Chuck Kenworthy, Authorized Agent

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Patrick Soon-Shiong
Patrick Soon-Shiong, Sole Member

/s/ Patrick Soon-Shiong
Patrick Soon-Shiong